OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA GOLD CLOSES $5,000,000 NON-BROKERED private placement

Vancouver, BC, Canada –December 20, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has closed a non-brokered private placement with aggregate gross proceeds of $5,000,000 from the sale of 20,000,000 units at a price of $0.25 per unit (a “Unit”). Each Unit comprised one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.375 for the first two years and $0.50 thereafter until December 19, 2017. If the daily volume weighted average trading price of the common shares of Miranda is at least $0.50 per share for 20 consecutive trading days in the period commencing April 20, 2013 and up December 19, 2014, or at least $0.75 per share thereafter, Miranda will have the right, exercisable within five trading days thereof, to accelerate the expiry date of the Warrants to the date which is 30 days after notice is given to the holders of the warrants of the accelerated expiry date and a news release to that effect is given. The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to April 20, 2013 will be restricted from trading until April 20, 2013.

The Company paid finder’s fees to persons who introduced it to investors of $22,500 cash and issued 835,800 Units to such persons.

Proceeds of this private placement will primarily be used to advance work in Colombia as well as for continued exploration on the Company’s projects in the United States and general corporate purposes.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Ken Cunningham, CEO at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.